CSCL/CD-500 (Rev. 08/15)

**MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS**
**CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU**

| Date Received | (FOR BUREAU USE ONLY) |
|---|---|
| | This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. |

| | | |
|---|---|---|
| Name | | |
| Address | | |
| City | State | ZIP Code |

EFFECTIVE DATE:

**Document will be returned to the name and address you enter above.**
**If left blank, document will be returned to the registered office.**

## ARTICLES OF INCORPORATION
## For use by Domestic Profit Corporations

(Please read information and instructions on reverse side)

*Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned executes the following Articles:*

**ARTICLE I**

The name of the corporation is:
LAWRENCE HUNT FASHION, INC.

**ARTICLE II**

The purpose or purposes for which the corporation is formed is to engage in any activity within the purposes for which corporations may be formed under the Business Corporation Act of Michigan.

**ARTICLE III**

The total authorized shares:

1. Common Shares 100,000

   Preferred Shares ______

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

**ARTICLE IV**

1. The name of the resident agent at the registered office is: MATTHEW CROSS
2. The street address of the location of the registered office is:
   801 PARK AVE. (Street Address) ROYAL OAK (City), Michigan 48067 (Zip Code)
3. The mailing address of the registered office if different than above:
   ______ (P.O. Box or Street Address) ______ (City), Michigan ______ (Zip Code)

## ARTICLE V

The name(s) and address(es) of the incorporator(s) is (are) as follows:

| Name | Residence or Business Address |
|---|---|
| LAWRENCE HUNT FASHION, INC. | 801 PARK AVE. ROYAL OAK MI, 48067 |

## ARTICLE VI (Optional, Delete if not applicable)

When a compromise or arrangement or plan of reorganization of this corporation is proposed between this corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or shareholder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement of the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on this corporation.

## ARTICLE VII (Optional, Delete if not applicable)

Any action required or permitted by the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder who signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation having custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3).

Use space below for additional Articles or for continuation of previous Articles.  Please identify any Article being continued or added.  Attach additional pages if needed.

I, (We), the incorporator(s) sign my (our) name(s) this ___17___ day of ___AUGUST___, ___2016___



CHAIRMAN, PRESIDENT

_____        _____

_____        _____

_____        _____

CSCL/CD-500 (Rev. 08/15)

Name of person or organization remitting fees.

Preparer's Name JEFFREY SCHATTNER

Business Telephone Number (734) 846-4773

## INFORMATION AND INSTRUCTIONS

1. This form may be used to draft your Articles of Incorporation. A document required or permitted to be filed under the act cannot be filed unless it contains the minimum information required by the Act. The format provided contains only the minimal information required to make the document fileable and may not meet your needs. This is a legal document and agency staff cannot provide legal advice.

2. Submit one original of this document. Upon filing, the document will be added to the records of the Corporations, Securities & Commercial Licensing Bureau. The original will be returned to your registered office address unless you enter a different address in the box on the front of this document.

   Since this document will be maintained on electronic format, it is important that the filing be legible. Documents with poor black and white contrast, or otherwise illegible, will be rejected.

3. This document is to be used pursuant to the provisions of Act 284, P.A. of 1972, by one or more persons for the purpose of forming a domestic profit corporation.

4. Article I - The corporate name of a domestic profit corporation is required to contain the word Corporation, Company, Incorporated, Limited or one of the following abbreviations: Corp., Co., Inc., or Ltd., with or without periods.

5. Article II- State, in general terms, the character of the particular business to be carried on. Under section 202(b) of the Act, it is sufficient to state substantially, alone or with specifically enumerated purposes, that the corporation may engage in any activity within the purposes for which corporations may be formed under the Act. The Act requires, however, that educational corporations state their specific purposes.

6. Article III - Indicate the total number of shares which the corporation has authority to issue. If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

7. Article IV - A post office box may not be designated as the address of the registered office. If the address includes a suite number, add the name of the business at the suite number to ensure proper mail delivery.

8. Article V - The Act requires one or more incorporators. Educational corporations are required to have at least three (3) incorporators. The address(es) should include a street number and name (or other designation), city and state.

9. The duration of the corporation should be stated in the Articles only if not perpetual.

10. This document is effective on the date endorsed "filed" by the Bureau. A later effective date, no more than 90 days after the date of delivery, may be stated as an additional article.

11. The Articles must be signed by each incorporator. The names of the incorporators as set out in Article V should correspond with the signatures.

12. FEES: Make remittance payable to the State of Michigan. Include corporation name on check or money order.

| | |
|---|---|
| ORGANIZATION FEE: BASED ON AUTHORIZED SHARES (Insert fee) | $ 100 |
| PLUS NONREFUNDABLE FEE: | +$ 10.00 |
| TOTAL MINIMUM FEE: | $ 110.00 |

| Authorized Shares | Fee |
|---|---|
| 1-60,000 | $50.00 |
| 60,001-1,000,000 | $100.00 |
| 1,000,001-5,000,000 | $300.00 |
| 5,000,001-10,000,000 | $500.00 |
| More than 10,000,000 | $500.00 for first 10,000,000 plus $1000.00 for each additional 10,000,000, or portion thereof |

Submit with check or money order by mail:

Michigan Department of Licensing and Regulatory Affairs
Corporations, Securities & Commercial Licensing Bureau
Corporations Division
P.O. Box 30054
Lansing, MI 48909

To submit in person:

2501 Woodlake Circle
Okemos, MI
Telephone: (517) 241-6470

Fees may be paid by check, money order, VISA or Mastercard when delivered in person to our office.

MICH-ELF (Michigan Electronic Filing System):

First Time Users: Call (517) 241-6470, or visit our website at http://www.michigan.gov/corporations
Customer with MICH-ELF Filer Account: Send document to (517) 636-6437

LARA is an equal opportunity employer/program. Auxiliary aids, services and other reasonable accommodations are available upon request to individuals with disabilities.

**Optional expedited service.**
Expedited review and filing, if fileable, is available for all documents for profit corporations, limited liability companies, limited partnerships and nonprofit corporations.

The nonrefundable expedited service fee is in addition to the regular fees applicable to the specific document.

Please complete a separate CSCL/CD-272 form for expedited service for each document submitted in person, by mail or MICH-ELF.

**24-hour service - $50 for formation documents and applications for certificate of authority.**

**24-hour service - $100 for any document concerning an existing entity.**

**Same day service**

- **Same day - $100 for formation documents and applications for certificate of authority.**
- **Same day - $200 for any document concerning an existing entity.**
  Review completed on day of receipt. Document and request for same day expedited service must be received by 1 p.m. EST OR EDT.

- **Two hour - $500**
  Review completed within two hours on day of receipt. Document and request for two hour expedited service must be received by 3 p.m. EST OR EDT.

- **One hour - $1000**
  Review completed within one hour on day of receipt. Document and request for 1 hour expedited service must be received by 4 p.m. EST OR EDT.

First time MICH-ELF user requesting expedited service must obtain a MICH-ELF filer number prior to submitting a document for expedited service. CSCL/CD-901.

Changes to information on MICH-ELF user's account must be submitted before requesting expedited service. CSCL/CD-901.

Documents submitted by mail are delivered to a remote location for receipts processing and are then forwarded to the Corporations Division for review. Day of receipt for mailed expedited service requests is the day the Corporations Division receives the request.